Exhibit 99.1

Stockholm, Sweden	July 31, 2020

Number of shares and votes in Calliditas Therapeutics

During July, Calliditas Therapeutics AB (publ) has issued 706,676 common shares as a result of the exercise of the over-allotment option within the initial public offering on The Nasdaq Global Select Market and the concurrent private placement of common shares to certain qualified investors in Europe and certain other jurisdictions outside of the United States. Further, during July, warrants within the company’s warrant program issued in 2017 have been converted to 1,185,250 common shares. Thus, as of July 31, 2020, the number of shares and votes in the company amounts to 49,830,334.

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Tel.: +46 722 52 10 06, email: renee.lucander@calliditas.com

Mikael Widell, Head of Communications and IR

Tel.: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information in the press release is such that Calliditas Therapeutics AB (publ) is required to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 12:00 pm CEST on July 31, 2020.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.